SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Information to be Included in Statements Filed Pursuant To Rule 13d-1(a)
and Amendments Thereto Filed Pursuant To Rule 13d-2(a)

MEMSIC, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

586264103
(CUSIP Number)

Dr. Yang Zhao, Ph.D.
Patricia Niu
c/o MEMSIC, Inc.
One Tech Drive, Suite 325
Andover, MA 01810
(978) 738-0900

With a copy to:

Robert L. Birnbaum
Foley Hoag LLP
Seaport West
155 Seaport Boulevard
Boston, MA 02210
(617) 832-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Dr. Yang Zhao, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,051,904(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,051,904(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,904(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 18,596 shares of common stock held by Dr. Zhao as Trustee of the Yang Zhao Children’s Grantor Retained Annuity Trust and 104,218 shares of restricted stock granted on April 4, 2011, of which 69,218 shares are vested and 17,500 shares shall vest on each of the third and fourth anniversaries of the date of the grant.

(2) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 566,250 shares of common stock subject to incentive stock options and non-qualified stock options held by Dr. Zhao.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Patricia Niu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 268,471
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 268,471
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,471
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 222,500 shares of common stock subject to incentive stock options, non-qualified stock options and restricted stock units held by Ms. Niu.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Dr. Paul Zavracky, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 233,422
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 233,422
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,422
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 196,000 shares of common stock subject to incentive stock options, non-qualified stock options and restricted stock units held by Dr. Zavracky.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Yongyao Cai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 84,443
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 84,443
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,443
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 54,000 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Cai.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Wei Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 83,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 83,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 53,625 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Zhang.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Haidong Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 79,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 79,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 46,875 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Liu.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Alexander Dribinsky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 64,393
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 64,393
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,393
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 58,500 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Dribinsky.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Dr. Dong An, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,575
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,575
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,575
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 22,500 shares of common stock subject to non-qualified stock options and restricted stock units held by Dr. An.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: James Fennelly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,034
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 18,034
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,034
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 15,000 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Fennelly.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Xianfeng Ding
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,346
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,346
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,346
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 13,500 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Ding.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Dr. Eric Chojnacki, Ph.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,239
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,239
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,239
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 10,000 shares of common stock subject to non-qualified stock options and restricted stock units held by Dr. Chojnacki.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Lei Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,830
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,830
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,830
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 5,000 shares of common stock subject to non-qualified stock options and restricted stock units held by Ms. Zhang.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Noureddine Hawat
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,739
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,739
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,739
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 7,500 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Hawat.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Leyue Jiang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,825
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,825
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,825
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based upon 24,288,854 shares of common stock outstanding as of April 26, 2013, as reported by MEMSIC, Inc. in its Form 10-K/A filed on April 30, 2013, and assuming the acquisition of 2,575 shares of common stock subject to non-qualified stock options and restricted stock units held by Mr. Jiang.

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Cheryl Merino
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: John Newton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	586264103

1.	NAME OF REPORTING PERSON: Jose Rios
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

INTRODUCTORY NOTE

This Schedule 13D (this “Schedule”) is filed jointly with respect to MEMSIC, Inc., a Delaware corporation (the “Company” or “MEMSIC”) by Dr. Yang Zhao, Ph.D., Ms. Patricia Niu, Dr. Paul Zavracky, Ph.D., Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Mr. Alexander Dribinsky, Dr. Dong An, Ph.D., Mr. James Fennelly, Mr. Xianfeng Ding, Dr. Eric Chojnacki, Ph.D., Ms. Lei Zhang, Mr. Noureddine Hawat, Mr. Leyue Jiang, Ms. Cheryl Merino, Mr. John Newton and Mr. Jose Rios (collectively referred to herein as the “Reporting Persons”), pursuant to their Joint Filing Agreement (filed with this Schedule as Exhibit 7.01 and incorporated herein by reference), and in connection with that certain Agreement and Plan of Merger, dated as of April 22, 2013, among MZ Investment Holdings Limited (“Parent”), MZ Investment Holdings Merger Sub Limited (“Merger Sub”) and the Company (such agreement referred to herein as the “Merger Agreement,” as filed with this Schedule as Exhibit 7.02, and incorporated herein by reference).

Pursuant to the Merger Agreement and subject to the terms and conditions therein, the Company shall be merged with and into Merger Sub and shall survive the merger as a wholly owned subsidiary of Parent (the “merger”).  Parent and Merger Sub are affiliates of IDG-Accel China Capital II L.P., a limited partnership organized under the laws of the Cayman Islands, referred to herein as “Sponsor.”  Concurrently with the execution of the Merger Agreement, Parent, the Reporting Persons, Sponsor and its affiliates IDG-Accel China Growth Fund II L.P., IDG-Accel China Investors II L.P., IDG Technology Venture Investments, LP, IDG Technology Venture Investments, LLC and IDG Technology Venture Investment III, L.P. (such affiliates of Sponsor referred to herein as the “IDG Funds,” and together with Sponsor and the Reporting Persons, the “Rollover Holders”), entered into a contribution agreement dated as of April 22, 2013 (referred to herein as the “Contribution Agreement,” as filed with this Schedule as Exhibit 7.03, and incorporated herein by reference).  Pursuant to the Contribution Agreement, at or prior to the effective time of the merger, each Rollover Holder will acquire newly issued shares of Parent in exchange for some or all of their shares of Common Stock (as defined below), and/or cash consideration, and Sponsor will acquire (for a per share consideration equal to the merger consideration under the Merger Agreement) any outstanding shares of Common Stock not exchanged for newly issued shares of Parent.

By virtue of the Reporting Persons’ execution of the Contribution Agreement and, in certain cases, the Voting Agreement (as defined below), the Reporting Persons may be deemed to constitute a “group” with the IDG Funds within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the transactions described in Item 4 of this Schedule.

ITEM 1.                      SECURITY AND ISSUER.

The class of equity securities to which this Schedule relates is the common stock, par value $0.00001 per share of MEMSIC (the “Common Stock”). The principal executive offices of the Company are located at One Tech Drive, Suite 325, Andover, Massachusetts 01810.

ITEM 2.                      IDENTITY AND BACKGROUND.

(a)	– (c)

•	Dr. Yang Zhao, Ph.D. – President and Chief Executive Officer of the Company
•	Ms. Patricia Niu – Chief Financial Officer of the Company
•	Dr. Paul Zavracky, Ph.D. – President of North American and European Operations of the Company
•	Mr. Yongyao Cai – Director of Technology of the Company
•	Mr. Wei Zhang – General Manager (MEMSIC Semiconductor (WUXI) Co., Ltd.)
•	Mr. Haidong Liu – Product Line Manager (MEMSIC Semiconductor (WUXI) Co., Ltd.)
•	Mr. Alexander Dribinsky – ASIC Design Manager of the Company
•	Dr. Dong An, Ph.D. – Principal Algorithm Software Engineer of the Company
•	Mr. James Fennelly – Business Development Manager of the Company
•	Mr. Xianfeng Ding – Director of Application Engineering of the Company
•	Mr. Eric Chojnacki – Engineer of the Company
•	Ms. Lei Zhang – Vice President – Sales of the Company
•	Mr. Noureddine Hawat – Senior Director of Engineering of the Company
•	Mr. Leyue Jiang – Engineer (MEMSIC Semiconductor (WUXI) Co., Ltd.)
•	Ms. Cheryl Merino – Human Resources Director of the Company
•	Mr. John Newton – Vice President – Marketing of the Company
•	Mr. Jose Rios – Engineering Director of the Company

Each Reporting Person is an executive officer or employee of MEMSIC or one of MEMSIC’s subsidiaries. The business address of each Reporting Person is c/o MEMSIC, Inc., One Tech Drive, Suite 325, Andover, Massachusetts 01810.  MEMSIC provides advanced semiconductor sensor and integrated sensing system solutions based on micro electromechanical systems, or MEMS, technology and mixed signal circuit design. Its products include accelerometers, magnetic sensors and electronic compass solutions, integrated high performance inertial measurement units for industrial and avionics applications, MEMS flow sensing systems, and wireless sensing network systems.

Information contained in this Schedule with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, any Rollover Holder or any other person, except as otherwise provided in Rule 13d-1(k) under the Exchange Act.

(d)

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f)

The following Reporting Persons are citizens of the United States of America: Dr. Yang Zhao, Ph.D., Dr. Paul Zavracky, Ph.D., Mr. Alexander Dribinsky, Mr. James Fennelly, Mr. Xianfeng Ding, Dr. Eric Chojnacki, Ph.D., Ms. Lei Zhang, Mr. Noureddine Hawat, Ms. Cheryl Merino, Mr. John Newton and Mr. Jose Rios.

The following Reporting Persons are citizens of the People’s Republic of China: Ms. Patricia Niu, Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Dr. Dong An, Ph.D. and Mr. Leyue Jiang.

ITEM 3.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock currently held by the Reporting Persons (whether purchased on the NASDAQ Global Market or through the exercise of incentive stock options and/or non-qualified stock options granted to the Reporting Persons in the course of their employment with MEMSIC) have been acquired using the personal funds of each individual Reporting Person.  Shares acquired by the Reporting Persons through the vesting of restricted stock units or grants of restricted stock were acquired without payment of consideration (other than continued employment with MEMSIC).

Pursuant to the terms of the Merger Agreement, at the effective time of the merger, each option to purchase shares of Common Stock granted by the Company, including those held by the Rollover Holders, will be cancelled, and any such options that are “in-the-money” at the effective time of the merger shall be converted into the right to receive cash in an amount equal to: (i) the total number of shares of Common Stock subject to such option immediately prior to the consummation of the merger (without regard to vesting), multiplied by (ii) the excess, if any, of the $4.225 per share merger consideration over the exercise price per share of Common Stock subject to such option, less (iii) any amounts that are required to be withheld or deducted under applicable tax provisions. Such amount will be paid as soon as reasonably practicable after the consummation of the merger. The Reporting Persons presently do not contemplate contributing any Common Stock subject to such options to Parent under the terms of the Contribution Agreement in exchange for equity securities of Parent.

Pursuant to the terms of the Merger Agreement, at the effective time of the merger, each restricted stock award and each restricted stock unit granted by the Company, including those held by the Rollover Holders, will be cancelled and converted into the right to receive the $4.225 per share merger consideration. Such amounts will be paid as soon as reasonably practicable after the consummation of the merger. The Reporting Persons presently do not contemplate contributing any Common Stock subject to restricted stock awards or restricted stock units under the terms of the Contribution Agreement in exchange for equity securities of Parent.

Pursuant to the terms of the Contribution Agreement, the Sponsor will purchase, for a per share consideration equal to the merger consideration under the Merger Agreement, any outstanding shares of Common Stock beneficially held by the Rollover Holders that are not exchanged for newly issued shares of Parent.

The Reporting Persons anticipate that, at the time they contribute their Common Stock and/or cash consideration to Parent in exchange for equity securities of Parent pursuant to the terms of the Contribution Agreement, any cash consideration needed shall be funded from either such Reporting Persons’ personal funds or the cash proceeds available to any Rollover Holder, including the Reporting Persons, pursuant to the Contribution Agreement or the Merger Agreement. Any cash consideration contributed by the Rollover Holders in exchange for equity securities of Parent must be deposited with Parent at least seven (7) days before the anticipated effective time of the merger.  The Rollover Holders may satisfy this obligation by giving irrevocable instructions to: (i) Sponsor to pay over to Parent any portion of any amount owed by Sponsor to a Rollover Holder for the purchase of such Rollover Holder’s shares of Common Stock pursuant to the terms of the Contribution Agreement, and/or (ii) MEMSIC to pay over to Parent any portion of any cash to be received by such Rollover Holders in exchange for stock options, restricted stock awards and/or restricted stock units pursuant to the terms of the Merger Agreement.

The descriptions of the Equity Commitment Letter and Limited Guaranty (as such terms are defined below) in Item 6 of this Schedule are incorporated herein by reference.

ITEM 4.               PURPOSE OF TRANSACTION.

On April 22, 2013, the Company, Parent and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into MEMSIC, with MEMSIC as the surviving corporation. Parent and Merger Sub are affiliates of Sponsor. Under the terms of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive US$4.225 in cash, without interest, except shares held by MEMSIC as treasury stock or otherwise owned by Parent, Merger Sub or any wholly owned subsidiary of MEMSIC, dissenting shares, and shares that may be contributed by the Reporting Persons and other Rollover Holders to Parent prior to the effective time of the Merger (pursuant to the Contribution Agreement).

On April 23, 2013, MEMSIC announced the merger in a press release, and furnished to the SEC a current report on Form 8-K regarding the merger.

The purpose of the transactions contemplated under the Merger Agreement (including the merger) and the Contribution Agreement is to allow Sponsor and the IDG Funds to acquire all of the publicly held shares of the Common Stock that they do not already own, while simultaneously allowing the Reporting Persons to maintain an indirect equity interest in MEMSIC. If the merger is consummated, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market, allowing the Company to become privately beneficially held by Parent.  In turn, Parent would be wholly owned by the Rollover Holders, including the Reporting Persons, subject to the terms and conditions of the Contribution Agreement. Pursuant to the terms of the Merger Agreement, the directors of Merger Sub would become the directors of the Company, and the certificate of incorporation and bylaws of Merger Sub would become the certificate of incorporation and bylaws of the Company (except with respect to the name of the Company). The information disclosed in this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Contribution Agreement, which are incorporated herein by reference in their entirety.

Except as described in Items 3, 4 and 6 of this Schedule, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, Sponsor and the IDG Funds, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding MEMSIC, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b)

The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,960,221 shares of Common Stock, representing approximately 7.7% of MEMSIC’s outstanding Common Stock (based upon 24,288,854 shares of Common Stock outstanding as of April 26, 2013, as reported by MEMSIC in its Form 10-K/A filed on April 30, 2013, and assuming the Reporting Persons’ acquisition of 1,273,825 shares of Common Stock subject to incentive stock options, non-qualified stock options and restricted stock units held by such Reporting Persons). The Rollover Holders may be deemed to beneficially own, in the aggregate, 6,685,444 shares of Common Stock, representing approximately 26.1% of MEMSIC’s outstanding Common Stock (based upon 24,288,854 shares of Common Stock outstanding as of April 26, 2013, as reported by MEMSIC in its Form 10-K/A filed on April 30, 2013, and assuming the Reporting Persons’ acquisition of 1,273,825 shares of Common Stock subject to incentive stock options, non-qualified stock options and restricted stock units held by the Rollover Holders).

Each Reporting Person has sole voting power and sole dispositive power over the shares of Common Stock beneficially owned by such Reporting Person. The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Schedule are incorporated herein by reference.

Notwithstanding the foregoing, Dr. Zhao disclaims beneficial ownership of the 18,596 shares of Common Stock held as Trustee of the Yang Zhao Children’s Grantor Retained Annuity Trust, except to the extent of his pecuniary interest therein.  Except as expressly otherwise set forth in this Schedule, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person, Rollover Holder, or other person.

(c)

Except: (i) as set forth in Items 3, 4 and 6 of this Schedule, incorporated herein by reference, and (ii) Dr. Yang Zhao’s sale of 4,782 shares of Common Stock to the Company on April 9, 2013 (at the market price of $2.86 per share), made for the purpose of covering certain tax liabilities related to the vesting of a restricted stock award, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)

Dr. Yang Zhao’s ex-spouse is entitled to: (i) all sales proceeds from Dr. Zhao’s January 1, 2005 option grant (representing vested and exercisable options relating to 46,250 shares of Common Stock); and (ii) 40% of after-tax proceeds of any other options granted to Dr. Zhao before May 17, 2010.

(e)

Not applicable.

ITEM 6.               CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On April 22, 2013, the Company, Parent and Merger Sub entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement: (i) Parent and the Rollover Holders entered into the Contribution Agreement; (ii) the Company, Parent, the IDG Funds and certain of the Rollover Holders entered into a voting agreement dated as of April 22, 2013 (referred to herein as the “Voting Agreement,” as filed with this Schedule as Exhibit 7.04); (iii) Parent and Sponsor entered into an equity commitment letter dated as of April 22, 2013 (referred to herein as the “Equity Commitment Letter,” as filed with this Schedule as Exhibit 7.05); and (iv) Sponsor provided a limited guaranty in favor of the Company dated as of April 22, 2013 (referred to herein as the “Limited Guaranty,” as filed with this Schedule as Exhibit 7.06).

Pursuant to the Voting Agreement, the IDG Funds and those Rollover Holders party thereto committed to vote the shares of Common Stock over which they have voting control in favor of the adoption of the Merger Agreement, against certain competing transactions, and against any action, agreement or transaction that could reasonably be expected to materially impede, frustrate, interfere with, delay, postpone, adversely affect or prevent the consummation of the merger or the other transactions contemplated by the Merger Agreement.  During the term of the Voting Agreement and subject to stated exceptions, the stockholders who are parties thereto may not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, enter into a loan of, or otherwise grant a proxy or power of attorney (other than as set forth in the Voting Agreement) with respect to, such Common Stock.

Among the Rollover Holders, Dr. Yang Zhao, Ph.D., Ms. Patricia Niu, Dr. Paul Zavracky, Ph.D., Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Mr. Alexander Dribinsky, Mr. James Fennelly, Ms. Lei Zhang and Mr. Leyue Jiang are parties to the Voting Agreement; Dr. Dong An, Ph.D., Mr. Xianfeng Ding, Dr. Eric Chojnacki, Ph.D. Mr. Noureddine Hawat, Ms. Cheryl Merino, Mr. John Newton and Mr. Jose Rios are not parties to the Voting Agreement. As described in more detail in Item 2 of this Schedule, certain of the Rollover Holders are executive officers and employees of the Company and its subsidiaries.

Subject to the terms and conditions set forth in the Equity Commitment Letter, Sponsor has committed to purchase (or cause to be purchased), at or immediately prior to the consummation of the merger, up to $86.3 million of the equity securities of Parent. Parent has, in turn, agreed to use the invested funds only to: (i) fund, to the extent necessary, the aggregate merger consideration needed to acquire all of the Common Stock not already owned by Sponsor and the IDG Funds (other than shares held by MEMSIC as treasury stock or otherwise owned by Parent, Merger Sub or any wholly owned subsidiary of MEMSIC, dissenting shares, and shares that may be contributed by the Rollover Holders to Parent prior to the effective time of the Merger, pursuant to the Contribution Agreement); (ii) fund all other amounts payable pursuant to the Merger Agreement in satisfaction of all restricted stock awards, restricted stock units and stock options; and (iii) pay all fees, expenses and other amounts payable pursuant to the Merger Agreement.

The Sponsor has agreed to guarantee certain obligations of Parent under the Merger Agreement, on the terms and subject to the conditions set forth in the Limited Guaranty, in an amount up to $3.89 million.  Such Limited Guaranty includes Sponsor’s obligation to pay any reverse termination fee (in the amount of $3.54 million, should it become payable), and other specified costs and expenses that may become payable by Parent in specified circumstances.

The descriptions of the Merger Agreement and the Contribution Agreement in the Introductory Note and in Items 3 and 4 of this Schedule are incorporated herein by reference. The summaries of certain provisions of the Merger Agreement, the Contribution Agreement, the Voting Agreement, the Equity Commitment Letter and the Limited Guaranty in this Schedule are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements described in this Item 6 are filed herewith as Exhibits 7.02 through 7.06, and are incorporated herein by reference.

On May 2, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on this Schedule with respect to the securities of the Company to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 7.01 and is incorporated herein by reference.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

7.01
Joint Filing Agreement dated as of May 2, 2013 among Dr. Yang Zhao, Ph.D., Ms. Patricia Niu, Dr. Paul Zavracky, Ph.D., Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Mr. Alexander Dribinsky, Dr. Dong An, Ph.D., Mr. James Fennelly, Mr. Xianfeng Ding, Dr. Eric Chojnacki, Ph.D., Ms. Lei Zhang, Mr. Noureddine Hawat, Mr. Leyue Jiang, Ms. Cheryl Merino, Mr. John Newton, and Mr. Jose Rios

7.02
Agreement and Plan of Merger dated as of April 22, 2013 among MZ Investment Holdings Limited, MZ Investment Holdings Merger Sub Limited and MEMSIC, Inc. (filed as Exhibit 7.03 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

7.03
Contribution Agreement dated as of April 22, 2013 among MZ Investment Holdings Limited, IDG-Accel China Capital II L.P. and certain stockholders of MEMSIC, Inc. (filed as Exhibit 7.05 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

7.04
Voting Agreement dated as of April 22, 2013 among MEMSIC, Inc., MZ Investment Holdings Limited and certain stockholders of MEMSIC, Inc. (filed as Exhibit 7.06 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

7.05
Equity Commitment Letter dated as of April 22, 2013 by and between MZ Investment Holdings Limited and IDG-Accel China Capital II L.P. (filed as Exhibit 7.04 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

7.06
Limited Guaranty dated as of April 22, 2013 by and between IDG-Accel China Capital II L.P. and MEMSIC, Inc. (filed as Exhibit 7.07 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2013

/s/ Yang Zhao	/s/ Patricia Niu

/s/ Paul Zavracky	/s/ Yongyao Cai

/s/ Wei Zhang	/s/ Haidong Liu

/s/ Alexander Dribinsky	/s/ Dong An

/s/ James Fennelly	/s/ Xianfeng Ding

/s/ Eric Chojnacki	/s/ Lei Zhang

/s/ Noureddine Hawat	/s/ Leyue Jiang

/s/ Cheryl Merino	/s/ John Newton

/s/ Jose Rios

EXHIBIT INDEX

Exhibit No.	Description

7.01
Joint Filing Agreement dated as of May 2, 2013 among Dr. Yang Zhao, Ph.D., Ms. Patricia Niu, Dr. Paul Zavracky, Ph.D., Mr. Yongyao Cai, Mr. Wei Zhang, Mr. Haidong Liu, Mr. Alexander Dribinsky, Dr. Dong An, Ph.D., Mr. James Fennelly, Mr. Xianfeng Ding, Dr. Eric Chojnacki, Ph.D., Ms. Lei Zhang, Mr. Noureddine Hawat, Mr. Leyue Jiang, Ms. Cheryl Merino, Mr. John Newton, and Mr. Jose Rios

7.02
Agreement and Plan of Merger dated as of April 22, 2013 among MZ Investment Holdings Limited, MZ Investment Holdings Merger Sub Limited and MEMSIC, Inc. (filed as Exhibit 7.03 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

7.03
Contribution Agreement dated as of April 22, 2013 among MZ Investment Holdings Limited, IDG-Accel China Capital II L.P. and certain stockholders of MEMSIC, Inc. (filed as Exhibit 7.05 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

7.04
Voting Agreement dated as of April 22, 2013 among MEMSIC, Inc., MZ Investment Holdings Limited and certain stockholders of MEMSIC, Inc. (filed as Exhibit 7.06 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

7.05
Equity Commitment Letter dated as of April 22, 2013 by and between MZ Investment Holdings Limited and IDG-Accel China Capital II L.P. (filed as Exhibit 7.04 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)

7.06
Limited Guaranty dated as of April 22, 2013 by and between IDG-Accel China Capital II L.P. and MEMSIC, Inc. (filed as Exhibit 7.07 to Schedule 13D, Amendment No. 1 filed by the IDG Funds and certain of their affiliates with respect to MEMSIC, Inc. on April 25, 2013, and incorporated herein by reference)